Message More...

Jillian Sullivan, PHR

Visionary leader, innovator, & cultural warrior helping to evolve the world & the workplace

Seattle, Washington · 500+ connections · See contact info

Bellwether Housing

Western Washington Univ...

About

As a human resources and operational leader, I'm committed to building an effective, efficient, and engaged workforce, enabling employees to do their best work for clients on behalf of the business. I have been working for companies serving the 'built environment' for over thirteen years – from development, engineering, ... see more

Articles

1,796 followers

Why Leaders Should Be Wary of Hiring People They Know

Jillian Sullivan, PHR
Published on LinkedIn

Most leaders are familiar with the term "war for talent" (first referenced by Steven Hankin of McKinsey & Company in the late 90s). This concept has become increasingly relevant recently as the economy has begun to recover; companies are ramping up their recruitment efforts and employees are beginning to seek the next best fit (and are more particular than ever). So, when faced with the challenge of hiring new talent, it's not uncomm ...see more

Like Comment Share 2 Comments • 6 Likes

See all

Experience

Director of Human Resources
Bellwether Housing
Feb 2019 – Present · 5 mos
Greater Seattle Area

Human Resources Consultant
Self-Employed
Jan 2018 – Present · 1 yr 6 mos

Unico Properties LLC
2 yrs 5 mos

Director, Human Resources & Administration

Unico Properties LLC is a real estate investor and full-service operator, focused on office and multifamily assets in the western United States. For more than 60 years, our investors and partners have relied on us for our local knowledge, institutional rigor, and boutique service, which consistently deliver results.... See more

Human Resources Manager
Aug 2015 – Jul 2016 · 1 yr
Greater Seattle Area

Human Resources Director
The Rush Companies
Aug 2013 – Aug 2015 · 2 yrs 1 mo
Gig Harbor, Washington

The Rush Companies is a full-service, multi-disciplinary real estate company focused on development, design, construction, and property management throughout the Puget Sound.

In my role at Rush, I was responsible for building and operating a comprehensive h... See more

Senior Human Resources Manager
Initiative for Global Development
Jun 2013 – Aug 2013 · 3 mos
Greater Seattle Area

The Initiative for Global Development (IGD) drives global poverty reduction by advancing catalytic business growth and investment in the developing world. We bring together an influential network of CEOs and senior executives with the interest and capacity to make strategic investments in high-need, high-potential regions, with a current focus on ... See more

Show 2 more experiences

Education

Western Washington University
Bachelor of Arts (B.A.), Psychology, 4.0
2003 – 2005
Activities and Societies: Cognitive psychology research assistant

Highline Community College
Associate of Arts, General Studies
2001 – 2003

Licenses & Certifications

Professional in Human Resources
HR Certification Institute
Issued Jun 2009 · Expires Oct 2021

SHRM Certified Professional (SHRM-CP)
SHRM
Issued Jan 2015 · Expires Oct 2021

Mental Health First Aid
National Council for Community Behaviorial Healthcare
Issued Jun 2012 · Expired Jun 2015

Volunteer Experience

Tutor

Education

The Youth Tutoring Program serves first through twelfth grade students who live in low- and mixed-income housing communities in Seattle. As a tutor, I helped students with homework, reading, and skill building in language arts and math.

Volunteer

The Rescue Mission

Jan 2015 • 1 mo

Skills & Endorsements

Employee Relations · 64

Endorsed by **3 of Jillian's colleagues at Unico Properties LLC**

Onboarding · 39

Endorsed by **3 of Jillian's colleagues at Unico Properties LLC**

Recruiting · 36

Endorsed by **Becky Eisendrath, who is highly skilled at this**

Endorsed by **3 of Jillian's colleagues at Unico Properties LLC**

Show more

Recommendations

Received (24) Given (6)

Stacie Chapman
Director of Broker Services at Lee & Associates Northwest
September 22, 2017, Stacie reported directly to Jillian

Jillian led my initial interview at Unico. Her authenticity in that meeting stands as a main reason why I chose to join her team. She listens and connects on a human level, empowering her teams and colleagues to pursue their goals, both personal and professional. Her grounded, mindful and human-cen... See more

Stephany Bruell
Versatile and Dynamic Management Consultant, Trainer, Facilitator, and Speaker
August 8, 2015, Jillian was a client of Stephany's

It was a pleasure to work with Jillian Sullivan when she was HR Director at The Rush Companies. She knows her stuff. From the first meeting, I was impressed with her straightforward, direct approach to our project. She's smart, organized and detail-oriented, responsive. A consummate HR prof... See more

Show more

Search

Try Premium Free for 1 Month